EXHIBIT 99.1

Scipher Medicine and Galapagos sign collaboration in inflammatory bowel disease

-- Companies to jointly validate novel drug targets --
-- Scipher eligible for upfront, opt-in and milestone payments --
-- Galapagos to progress selected targets into drug discovery --

Mechelen, Belgium and Boston, USA; 12 August 2020 - Galapagos NV (Euronext & Nasdaq: GLPG) and Scipher Medicine (Scipher), a Boston based privately held precision medicine company focused on autoimmune diseases, today announce a collaboration to advance novel drug targets identified by Scipher for the treatment of inflammatory bowel disease (IBD).

Scipher combines its proprietary Network Medicine Platform with molecular patient data and AI-based methods to identify novel targets and pathways in autoimmune diseases, including IBD.

Scipher and Galapagos will jointly validate a suite of novel IBD targets discovered by Scipher after which Galapagos has the exclusive option to progress up to five targets into further drug discovery and development. Under the terms of the agreement, Scipher is eligible to receive upfront, opt-in and milestone payments and Galapagos will retain the rights for the discovery, development and commercialization of therapeutics for the selected target(s).

“Our breakthrough approach combines extensive patient-level molecular data with AI methods to discover novel targets with the potential to treat specific groups of patients, including those not responding to therapies currently available,” said Alif Saleh, Chief Executive Officer of Scipher Medicine. “This partnership with Galapagos is a recognition of our innovative approach to discover and validate novel targets that could offer a solution for IBD patients.”

“The collaboration with Scipher is aligned with our strategy to discover and develop novel modes of action medicines with the potential to disrupt current treatment paradigms to address high unmet needs in inflammatory diseases,” said Piet Wigerinck, Chief Scientific Officer of Galapagos. “We believe that our drug discovery and development expertise alongside Scipher’s platform will support us in the discovery of exciting new drug candidates.”

About Scipher Medicine
Scipher Medicine, a precision immunology company, holds the fundamental belief that patients deserve simple answers to treatment options based on scientifically backed data. Leveraging our proprietary Network Medicine platform and artificial intelligence, we commercialize blood tests identifying a patient’s unique molecular disease signature and match such signature to most effective therapy ensuring patients receive optimal treatment from day one. The unprecedented amount of patient molecular data generated from our tests further drives development of novel and more effective therapeutics. We partner with payers, providers and pharma along the health care value chain to bring precision medicine to autoimmune diseases.

Scipher Medicine is backed by Khosla Ventures, Northpond Ventures and UnitedHealth Group.
Visit www.sciphermedicine.com and follow Scipher on Twitter, Facebook and LinkedIn.

About Galapagos
Galapagos NV discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises discovery through Phase 3 programs in inflammation, fibrosis, osteoarthritis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Galapagos Forward-Looking Statement

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that are subject to risks, uncertainties and other factors that could cause actual results to diﬀer materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, the inherent uncertainties associated with target discovery and validation and drug discovery and development activities (including that data from the ongoing discovery activities may not support the validation of any novel IBD targets or the development of any IBD drug candidates with novel modes of action), expectations regarding the collaboration with Scipher, that Galapagos may decide not to exercise any option granted to it under the agreement with Scipher, and that Galapagos’ expectations regarding the further development of any potential future in-licensed program, including its potential to address a large unmet need in inflammatory diseases, may be incorrect, as well as those risks and uncertainties identified in our Annual Report on Form 20-F for the year ended December 31, 2019 and our subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.

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Galapagos Contacts:
Investors:
Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784

Sofie Van Gijsel
Senior Director Investor Relations
+32 485 19 14 15
ir@glpg.com

Media:
Carmen Vroonen
Head of Internal & External Communications & Public Affairs
+32 473 824 874

Anna Gibbins
Senior Director Communications - Therapeutic Areas
+44 7717 801900
communications@glpg.com

Media contacts Scipher Medicine:
Cassidy McClain
Cassidy@canalecomm.com
+1 619.849.6009

Brian McEvilly
brian.mcevilly@sciphermedicine.com
+1 858.736.5517